==============================================================================
		     SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549

			  -----------------------

				FORM 11-K


	       /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		   OF THE SECURITIES EXCHANGE ACT OF 1934

		For the fiscal year ended December 31, 2000

				    OR

      / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			    EXCHANGE ACT OF 1934

		For the transition period from ______ to ______

			  Commission File No. 333-69895

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	   THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			 Ohio Casualty Corporation
			     9450 Seward Road
			   Fairfield, OH  45014

==============================================================================

			    REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibit is being filed herewith:

Exhibit No.           Description
----------            -----------
    23                Independent Accountant's Consent

				SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
Committee



June 26, 2001                         /s/Howard L. Sloneker III
				      --------------------------------------
				      Howard L. Sloneker III
                                      Senior Vice President and Secretary

				 APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2000 AND 1999, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000 AND INDEPENDENT ACCOUNTANT'S REPORT.

		    THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

			       TABLE OF CONTENTS

------------------------------------------------------------------------------

									 Pages
									 -----
Report of Independent Accountants.......................................     6

Financial Statements:

	Statements of Net Assets Available for Plan Benefits
	   by Fund Information as of December 31, 2000 and
	   1999.........................................................   7-8

	Statement of Changes in Net Assets Available for
	   Plan Benefits by Fund Information for the year ended
	   December 31, 2000 ...........................................     9

Notes to the Financial Statements....................................... 10-14

Supplement Schedules:

	Schedule H, Part IV, 4I - Schedule of Assets Held for
	   Investment Purposes at December 31, 2000 ....................    15

Consent of Independent Accountants .....................................    16

		       Report of Independent Accountants



To the Retirement Committee of
The Ohio Casualty Insurance Company
Employee Savings Plan


In our opinion, the accompanying statements of net assets available for the benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers, LLP

June 8, 2001

The Ohio Casualty Insurance Company Employees Savings Plan
Statement of Net Assets Available for Plan Benefits by Fund Information as of December 31, 2000

					    ---------------------------------------------------------
					      Fund C         Fund D          Fund E         Fund F
					    ----------    -----------   ---------------  ------------
									CT&T FDS Montag    Vanguard
					      Company       Interest       & Caldwell      Balanced
					       Stock         Income       Growth Fund     Index Fund
					    ----------    -----------    -------------   ------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents               $    20,000   $     1,000    $     1,000     $     1,000
    Ohio Casualty Corporation common stock   25,690,390
    Group annuity contracts                                25,777,337
    Loans to participants
					    -----------   -----------    -----------     -----------
      Subtotal                               25,710,398    25,778,337          1,000           1,000

  Accrued Interest                                  495       135,002            104             120
  Receivable from sale of securities                                      10,487,680      11,306,298
					    -----------   -----------    -----------     -----------

      Net assets available for plan
	benefits                            $25,710,893   $25,913,339    $10,488,784     $11,307,418
					    ===========   ===========    ===========     ===========

					    ------------------------------------------------------------------------
						Fund G       Fund H           Fund I
					    ------------  -------------  --------------
							    Vanguard      T. Rowe Price
					       ICAP FDS   Institutional     Small-Cap
					     Equity Fund   Index Fund       Stock Fund    Loan Fund         Total
					    ------------  -------------  --------------  -----------     -----------
Assets:
  Investments, at fair value:
    Cash and cash equivalents               $     1,000   $     1,000    $     1,000     $         -     $    26,008
    Ohio Casualty Corporation common stock                                                                25,690,390
    Group annuity contracts                                                                               25,777,337
    Loans to participants                                                                  2,335,110       2,335,110
					    -----------   -----------    -----------     -----------     -----------
      Subtotal                                    1,000         1,000          1,000       2,335,110      53,828,845

  Accrued Interest                                   58           181             54                         136,014
  Receivable from sale of securities          8,442,144    21,174,619      7,250,730                      58,661,471
					    -----------   -----------    -----------     -----------     -----------
      Net assets available for plan
	benefit                             $ 8,443,202   $21,175,800    $ 7,251,784     $ 2,335,110    $112,626,530
					    ===========   ===========    ===========     ===========     ===========

  The accompanying notes are an integral part of the financial statements.

The Ohio Casualty Insurance Company Employees Savings Plan
Statement of Net Assets Available for Plan Benefits by Fund Information as of December 31, 1999

					     ----------------------------------------------------------
					       Fund C         Fund D          Fund E           Fund F
					     -----------    -----------   ---------------   -----------
									  CT&T FDS Montag     Vanguard
					       Company       Interest        & Caldwell       Balanced
						Stock         Income        Growth Fund      Index Fund
					     -----------    -----------   ---------------   ------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents                $         -    $     1,000     $        -      $         -
    Ohio Casualty Corporation common stock    38,073,201
    Group annuity contracts                                  37,265,007
    CT&T FDS Montag & Caldwell Growth Fund                                   9,717,796
    Vanguard Balanced Index Fund                                                             10,247,518
    ICAP FDS Equity Portfolio
    Vanguard Institutional Index Fund
    T. Rowe Price Small-Cap Stock Fund
    Loans to participants
					     ------------   ------------  ---------------   ------------
      Subtotal                                38,073,201     37,266,007      9,717,796       10,247,518

  Accrued Interest                                 1,025        119,154            382            2,356
  Receivable from sale of securities           1,118,099
					     ------------   ------------  ---------------   ------------
    Total assets                              39,192,325     37,385,161      9,718,178       10,249,874

Liabilities:
  Cash overdraft                              (1,215,629)
  Miscellaneous payable                              (34)          (110)                            (60)
					     ------------   ------------  ---------------   ------------
    Total liabilities                         (1,215,663)          (110)             -              (60)
					     ------------   ------------  ---------------   ------------
      Net assets available for plan
	benefits                             $37,976,662    $37,385,051     $9,718,178      $10,249,814
					     ============   ============  ===============   ============

					     ------------------------------------------------------------------------
						Fund G         Fund H          Fund I
					     ------------   -------------   -------------
							      Vanguard      T. Rowe Price
					       ICAP FDS     Institutional     Small-Cap
					      Equity Fund    Index Fund       Stock Fund    Loan Fund       Total
					      -----------   -------------   -------------  ----------   -------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents                 $        -    $     1,000     $        -     $        -    $      2,000
    Ohio Casualty Corporation common stock                                                                 38,073,201
    Group annuity contracts                                                                                37,265,007
    CT&T FDS Montag & Caldwell Growth Fund                                                                  9,717,796
    Vanguard Balanced Index Fund                                                                           10,247,518
    ICAP FDS Equity Portfolio                  6,586,166                                                    6,586,166
    Vanguard Institutional Index Fund                        26,533,908                                    26,533,908
    T. Rowe Price Small-Cap Stock Fund                                       3,949,564                      3,949,564
    Loans to participants                                                                   2,522,184       2,522,184
					      -----------   -------------   -------------  ----------   -------------
      Subtotal                                 6,586,166     26,534,908      3,949,564      2,522,184    $134,897,344

  Accrued Interest                                 4,351             55          3,949                        131,272
  Receivable from sale of securities                                                                        1,118,099
					      -----------   -------------   -------------  ----------   -------------
    Total assets                               6,590,517     26,534,963      3,953,513      2,522,184     136,146,715

Liabilities:
  Cash overdraft                                                                                           (1,215,629)
  Miscellaneous payable                              (32)           (47)            (6)                          (289)
					      -----------   -------------   -------------  ----------   -------------
    Total liabilities                                (32)           (47)            (6)             -      (1,215,918)
					      -----------   -------------   -------------  ----------   -------------
      Net assets available for plan
	benefits                              $6,590,485    $26,534,916     $3,953,507     $2,522,184    $134,930,797
					      ===========   =============   =============  ==========   ==============

  The accompanying notes are an integral part of the financial statements.

The Ohio Casualty Insurance Company Employees Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits by
Fund Information
for the year ended December 31, 2000

					  ----------------------------------------------------------
					      Fund C         Fund D        Fund E          Fund F
								       CT&T FDS Montag    Vanguard
					     Company        Interest     & Caldwell       Balanced
					      Stock          Income      Growth Fund     Index Fund
					  -------------   ------------ ---------------  ------------
Net appreciation (depreciation) in fair
  value of investments                    $(13,533,466)   $          -   $   (745,947)  $   (622,260)

Investment income:
  Interest                                       8,255       1,742,672            311            265
  Dividends                                  1,401,390               -          1,433        399,891
					  -------------   -------------  -------------  -------------
    Increase (decrease) from investments   (12,123,821)      1,742,672       (744,203)      (222,104)

Contributions:
  Participants                                 132,019       1,962,434      1,217,416      1,165,811
  Employer                                   2,801,773               -              -              -
					  -------------   -------------  -------------  -------------
     Total contributions                     2,933,792       1,962,434      1,217,416      1,165,811

Benefits and withdrawals                    (5,633,267)     (8,109,569)    (1,023,418)    (1,375,626)
Administrative expenses                           (351)        (77,654)           (23)          (105)
Interfund transfers                          2,557,878      (6,989,595)     1,320,834      1,489,628
					  -------------   -------------  -------------  -------------
Increase (decrease) in net assets          (12,265,769)    (11,471,712)       770,606      1,057,604

Net assets available for plan benefits:
  Beginning of year                         37,976,662      37,385,051      9,718,178     10,249,814
					  -------------   -------------  -------------  -------------
  End of year                             $ 25,710,893    $ 25,913,339   $ 10,488,784   $ 11,307,418
					  =============   =============  =============  =============

					  -------------------------------------------------------------------------
					      Fund G         Fund H         Fund I
							    Vanguard     T. Rowe Price
					     ICAP FDS     Institutional    Small-Cap
					   Equity Fund     Index Fund      Stock Fund     Loan Fund        Total
					  ------------    -------------  -------------  ------------   ------------
Net appreciation (depreciation) in fair
  value of investments                    $    528,546    $ (2,392,117)  $    704,248   $          -   $(16,060,996)

Investment income:
  Interest                                       3,493             942          3,522        179,098      1,983,558
  Dividends                                     90,158         236,056        153,304                     2,309,232
					  -------------   -------------  -------------  -------------   ------------
    Increase (decrease) from investments       622,197      (2,128,119)       861,074        179,098    (11,813,206)

Contributions:
  Participants                                 833,186       2,607,822        795,911                     8,714,599
  Employer                                           -               -              -                     2,801,773
					  -------------   -------------  -------------  -------------   ------------
    Total contributions                        833,186       2,607,822        795,911              -     11,516,372

Benefits and withdrawals                      (905,979)     (4,243,189)      (536,059)      (101,710)   (21,928,817)
Administrative expenses                           (339)            (33)          (311)                      (78,816)
Interfund transfers                          1,303,652      (1,595,597)     2,177,662       (264,462)             -
					  -------------   -------------  -------------  -------------  -------------
Increase (decrease) in net assets            1,852,717      (5,359,116)     3,298,277       (187,074)   (22,304,467)

Net assets available for plan benefits:
  Beginning of year                          6,590,485      26,534,916      3,953,507      2,522,184    134,930,797
					  -------------   -------------  -------------  -------------  -------------
  End of year                             $  8,443,202    $ 21,175,800   $  7,251,784   $  2,335,110   $112,626,330
					  =============   =============  =============  =============  =============

  The accompanying notes are an integral part of the financial statements.

The Ohio Casualty Insurance Company Employees Savings Plan
Notes to the Financial Statements


1.   Plan Description:

     The following description of The Ohio Casualty Insurance Company Employee Savings Plan (the Plan) provides only general information. Reference should be made to the Plan Agreement and The Ohio Casualty Employee Benefits Manual for a complete description of the Plan.

     a. General: The Plan, which is subject to provisions of the Employees Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all eligible employees of the Company who have elected to participate.

	  Effective January 1, 1999, the Ohio Casualty Corporation Stock Fund (Fund C) was converted to an Employee Stock Ownership Plan, or ESOP, to allow participants to elect to receive directly the payment of dividends on their proportional shares of Ohio Casualty Stock in the Employee Savings Plan rather than reinvesting them in the plan.
	  Fund C will consist of two subaccounts, an "ESOP Subaccount" and a "nonESOP Subaccount". The ESOP Subaccount will consist of all monies invested in Company Stock that are attributable to Company Contributions, Post-Tax Contributions and Pre-Tax Contributions made in Plan Years before the current Plan Year and Rollover Contributions reduced by any amounts that were transferred out of the ESOP Subaccount to the nonESOP portion of the Plan in accordance with the Plan Agreement. On January 1 of each Plan
	  Year, all amounts then held in Fund C within the nonESOP Subaccount are transferred to the ESOP Subaccount.

	  Effective January 1, 2000, the Plan was amended to eliminate four existing funds and add four new funds. The funds eliminated include the Dodge & Cox Bond Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Stock Fund, and the PBHG Growth Fund. The new funds include the CT&T FDS Montag & Caldwell Growth Fund (Fund E), the Vanguard Balanced Index Fund (Fund F), the ICAP FDS Equity Fund (Fund G), and the T. Rowe Price Small-Cap Stock Fund Index (Fund I). The reallocation from the eliminated funds to new or existing funds took place at the markets' close on December 31, 1999.

	  Effective January 1, 2001, Fidelity Investments became the recordkeeper and trustee for the Employee Savings Plan. All of the investment options, with the exception of the Interest Income Fund and the Ohio Casualty Stock Fund, were sold and reinvested on January 2, 2001 in comparable funds offered by Fidelity Investments. The Plan will include fifteen investment options, which includes a series of lifestyle funds.

     b. Eligibility: Participants of the Plan must be at least 18 years of age to be eligible.

     c. Contributions: Participants may contribute between 1-22% of their gross salary, either before or after-tax. The Company will match 50% of the first 6% of compensation that a participant contributes to the Plan. Employees are 100% vested in the value of their contributions and their investment earnings, as well as 100% vested in the value of the Company contributions and their investment earnings.

Notes to the Financial Statements


1.   Continued:

     d. Participant Accounts: Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participant's account balances, as defined by the Plan. The participant is entitled to their fully vested account balance.

     e. Investment Options: Participants direct the investment of their contributions. The prospectuses for these investment options describe the funds as follows:

	  - Company Fund (Ohio Casualty Stock) - Funds are invested in Ohio Casualty Corporation Stock.

	  - Interest Income (Cash Equivalents; Collective Trust Funds) - Funds are invested in guaranteed interest contracts, bank investment contracts and short-term government money market investments for current income preservation while maintaining high liquidity. (Discontinued effective January 1, 2001)

	  - Dodge & Cox Bond Fund (Fixed Income Fund) - Funds are invested in a diversified portfolio of fixed-income securities, including U.S. government bonds, investment-grade securities, CD's and commercial paper for a high and stable rate of current income with long-term preservation of capital. (Discontinued effective January 1, 2000)

	  - Montag & Caldwell Fund (Large Cap Growth Equity Fund) - Funds are invested primarily in common stocks and convertible securities for long-term capital appreciation, and secondarily, current income. (New fund effective January 1, 2000, Discontinued effective January 1, 2001)

	  - Dodge & Cox Balanced Fund (Equity Growth & Income Fund) - Funds are invested in common stock and fixed-income securities for regular income, conservation of principal, and an opportunity for long-term growth of principal and income. (Discontinued effective January 1, 2000)

	  - Vanguard Balanced Index Fund (Balanced Index) - Funds are invested in equities and fixed-income securities for current income together with growth of income and capital over time. (New fund effective January 1, 2000, Discontinued effective January 1, 2001)

	  - Dodge & Cox Stock Fund (Growth & Income Fund) - Funds are invested in the common stock, preferred stocks and securities convertible into common stock of well-established companies with long-term growth of principal and income. (Discontinued effective January 1, 2000)

Notes to the Financial Statements

	  - ICAP Large-Cap Value Equity Fund (Large-Cap Value Equity) - Funds are invested in stocks of large and mid capitalization companies for a superior total return. (New fund effective January 1, 2000, Discontinued effective January 1, 2001)

	  - Vanguard Institutional Index Fund - Funds are generally invested in stocks, seeking investment results that correspond with the price and yield performance of the Standard & Poors' (S&P) 500 Index. (Formerly the Vanguard Index 500 Stock Fund, Discontinued effective January 1, 2001)

	  - PBGH Growth Fund - Funds are invested primarily in common stock that possess the potential to appreciate significantly and attain strong growth in earnings. (Discontinued effective January 1, 2000)

	  - T. Rowe Price Small-Cap Equity Fund (Small-Cap Equity Fund) - Provides long-term capital growth by investing primarily in stocks of small to mid-size companies. (New effective January 1, 2000, Discontinued effective January 1, 2001)

     f. Fund Transfers: During 1999, the Plan was amended to allow the transfer of the assets from the Vanguard Index 500 Fund (Fund H) to the Vanguard Institutional Index Fund (Fund H). The Vanguard Institutional Index Fund provides the same investment objective as the Vanguard Index 500 Fund, while incurring lower operating expenses.

	  On December 31, 1999, the investments in the Dodge & Cox Bond Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Stock Fund, and the PBGH Growth Fund were liquidated and reinvested to the fund of the participants' choice. Participants who had not instructed the Company to transfer their balances in the liquidated funds had any balance remaining automatically transferred on their behalf to the Interest Income Fund (Fund D).

	  On December 29, 2000, all funds with the exception of the Interest Income Fund and the Company Stock Fund securities were sold and reinvested on January 2, 2001 in comparable funds offered by Fidelity Investments with Fidelity being the trustee of the Plan.

     g. Benefit Payments: Benefits are payable to employees upon termination of employment, retirement, disability retirement, death, in-service withdrawals, or for financial hardship as defined by the Internal Revenue Service.

2.   Accounting Policies:

     a. Basis of Accounting: The Plan's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Notes to the Financial Statements

2.   Continued:

     b. Investments: Investments in bonds, notes, and stocks are valued at quoted market prices. Mutual funds are valued at net asset value. The group annuity contracts and investment contracts are valued at contract value as they are considered to be fully benefit-responsive. The crediting interest rates for the contracts were 6.27% and 6.23% as of December 31, 2000 and 1999, respectively.
	  The fair value of the contract approximates contract value.

	  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

	  The Plan presents in the statement of changes in net assets available for plan benefits by fund information the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     c. Contributions: Contributions from participants and the Company are recorded in the month the Company makes payroll deductions from plan participants.

     d.   Benefit Payments:  Benefits are recorded by the Trustee when paid.

     e. Administrative Expenses: Certain costs of administering the Plan are paid by the Company. These costs totaled $263,622 and $317,373 for the years ended December 31, 2000 and 1999.

     f. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

4.   Tax Status:

     The Plan received a favorable determination letter dated December 16, 1998, from the Internal Revenue Service indicating that the Plan is exempt from federal income taxes. The Plan has been amended subsequently; however, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Notes to the Financial Statements


5.   Investments:

     The following investments represent 5% or more of the Plan's net assets:

							    Fair Value
						  ----------------------------
						  December 31,    December 31,
						      2000            1999
						  ----------------------------

     Fund C:
       Ohio Casualty Corporation, common stock    $25,690,390    $38,073,201

     Fund D:
       LaSalle National Trust, N.A., collective
       investment Contract                         25,777,337     37,265,007

     Fund E:
       CT&T FDS Montag & Caldwell Growth Fund               -      9,717,796

     Fund F:
       Vanguard Balanced Index Fund                         -     10,247,518

     Fund H:
       Vanguard Institutional Index Fund                    -     26,533,908

6.   Loans Receivable - Participants:

     Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lessor of $50,000 reduced by the participants' highest outstanding aggregate balance of loans from the Plan during the previous twelve (12) months, the total value of the employee's before-tax and after-tax accounts, or 50% of the vested value of the participants' accounts. Interest is charged at Chase Manhattan Bank's prime commercial rate plus 1%. Repayments of the loan are arranged through payroll deductions which may be specified up to 130 biweekly payments (five years). At December 31, 2000 there were
     582 individual loans outstanding, maturing between January 2001 through December 2005, with interest rates ranging from 8.75% to 10.50%.

7.   Benefits Payable:

     Participant benefits and withdrawals payable were $0 and $2,002,797 as of December 31, 2000 and 1999, respectively, and are included in net assets available for plan benefits. Such amounts are reported as liabilities on Form 5500 filed with the Department of Labor.


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
The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Part IV, 4I - Schedule of Assets Held for Investment Purposes at December 31, 2000


(a)  (b) Identity of issue, borrower   (c) Description of Investment including      (d) Cost     (e) Current Value
     lessor, or similar party              maturity date, rate of interest,
					   collateral, par, or maturity value

     Cash & Cash Equivalents                                                        $    26,008      $    26,008
     Company Stock                         Ohio Casualty Corporation common stock   $31,799,835      $25,690,390
     Group Annuity Contracts               Various short-term money market          $25,777,337      $25,777,337
					   investments. Guaranteed interest
					   contracts, and bank investment contracts

     Loans To Participants                 Participant loans with interest rates    $         -      $ 2,335,110
					   ranging from 8.75% to 10.50%, and
					   maturity dates of 2001 through 2005
     TOTAL INVESTMENTS                                                              $57,603,170      $53,828,845



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